UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 3, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sigma Designs, Inc.

Full Name of Registrant

Former Name if Applicable

47647 Fremont Boulevard

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sigma Designs, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the fiscal year ended February 3, 2018 (the “Annual Report”) within the prescribed period due to the recently completed sale of its assets related to the Company’s Z-Wave business, which transaction was completed on April 18, 2018. The process of compiling and reporting the information required to be included in the Form 10-K, as well as the completion of the required review of its financial information, could not be completed by the filing deadline without incurring undue hardship and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the registrant will file the Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elias Nader	510	897-0200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting significant changes in results of operations from the corresponding period for the last fiscal year in its Annual Report due primarily to the impact of its recently completed divestitures, including the sale of its Media Connectivity business completed on February 15, 2018, the sale of its Smart TV and Set-top Box businesses completed on March 30, 2018 and the sale of its Z-Wave business completed on April 18, 2018.  The Company anticipates reporting net revenue in fiscal 2018 of $139.5 million compared with $220.5 million in fiscal 2017, prior to any adjustments for assets held for sale. The Company has designated its Z-Wave business and Media Connectivity business as assets held for sale as of February 3, 2018, the end of fiscal 2018. The Smart TV and Set-top Box business did not qualify for assets held for sale treatment under applicable accounting regulations as of February 3, 2018. In addition, the Company anticipates reporting operating expenses in fiscal 2018 of $179.0 million compared to $117.3 million in fiscal 2018, prior to assets held for sale adjustments. The Company anticipates reporting a net loss from operations in fiscal 2018 of ($120.0) million compared to a net loss from operations of ($18.3) million, each of which were the same result after adjustment for assets held for sale.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended February 3, 2018. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further audit procedures, the financial results for fiscal year 2018 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its audit and other closing procedures in a timely manner to file its Annual Report on Form 10-K as indicated in this Form 12b-25, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.sigmadesigns.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

Sigma Designs, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 20, 2018

By: /s/ Elias Nader
Name: Elias Nader
Title: Interim President and Chief Executive Officer; and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).